Exhibit 14

CORUS BANKSHARES, INC.
Code of Business Conduct and Ethics

Introduction

At Corus we have many important assets, but one of the most valuable is our established and unquestioned reputation for integrity.  We have always conducted our business in an ethical, responsible and professional manner.   In order to preserve and promote this business approach, we have developed a Code of Business Conduct and Ethics.

This Code of Business Conduct and Ethics (this “Code”) describes some of the responsibilities of the officers, directors and employees of Corus Bankshares, Inc. and its subsidiaries.

Within this Code, the terms “Company” or “Corus” shall each refer to Corus Bankshares, Inc. and its subsidiaries, the term “Corus Employees” shall refer collectively to officers and employees of the Company and the term “Directors” shall refer to directors of Corus Bankshares, Inc. and its subsidiaries.

This Code is written to ensure that all Corus Employees and Directors conduct themselves in such a manner to merit and inspire public trust and confidence.  This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all Corus Employees and Directors.

All Corus Employees and Directors must conduct themselves in accordance with this Code and seek to avoid even the appearance of improper behavior.  Those who violate the standards in this Code will be subject to disciplinary action including, among other possible consequences, termination.

The Company’s Board of Directors and management wholeheartedly endorse this Code and are personally committed to assuring that all Corus Employees and Directors adhere to the letter, spirit and intent of this Code.

1.     Applicability

This Code applies to all directors, officers and employees of Corus Bankshares, Inc. and any of its subsidiaries.

2.     Requirement to Report Violations of this Code

Any Corus Employee or Director who becomes aware of any existing or potential violation of laws, rules, regulations or this Code is required to report such a violation according to the procedures set forth in Section 24 below.  Failure to do so is itself a violation of this Code. The Company will not permit any retaliation for reports made based on a reasonable belief that such a violation of a law, rule, regulation or this Code exists.   Corus Employees and Directors are expected to cooperate in all investigations of misconduct.

3.     Business Ethics

The policy of Corus is to conduct business in accordance with the highest ethical standards and to comply with all laws and regulations applicable to its business. All Corus Employees and Directors are expected to conduct their personal and business dealings in accordance with the letter, spirit and intent of this Code and all relevant laws and to refrain from any form of illegal, dishonest or unethical conduct.

All Corus Employees and Directors assume a duty to the Company, its customers and shareholders to act, in all matters, in a manner that will merit the continued trust and confidence of the public. Any activity which might reflect unfavorably upon the Company’s or the individual’s integrity is to be carefully avoided.

4.     Conflicts of Interest

Corus Employees and Directors are not to represent the Company in any transaction in which they, or a member of their family, has any financial interest.  This shall include, but not be limited to, the approval of a loan, the approval of an overdraft, the waiving of a service charge or fee, and the acceptance of a check on uncollected funds.  So long as a Corus Employee or Director (together with family members) owns less than 1% of the outstanding shares of a public company, ownership of its shares will not, standing alone, constitute a “financial interest” for the purposes of this Code.

Corus Employees and Directors are not to engage in personal or business activities that conflicts with or appears to conflict with the interests of the Company.  This would include any opportunities that may arise when a Corus Employee or Director learns of information that comes to his or her attention as a result of their duties with the Company.

Corus Employees and Directors are not to use or attempt to use his or her position at the Company to obtain any improper personal benefit for themselves, their family or for any other person.

Corus Employees and Directors are not to engage in personal or business activities that may impair their ability to exercise objective business judgment.

Any Corus Employee or Director who becomes aware of a conflict of interest or is concerned that a conflict might develop, is required to discuss the matter promptly with the Company’s Chief Financial Officer, or consult the procedures described in Section 24 of this Code.

5.     Gifts and Entertainment

Corus Employees and Directors are prohibited from soliciting for themselves or for a third party (other than Corus) or accepting anything of value or personal benefit in return for any business, service or confidential information from Corus or about Corus or its customers.  Corus Employees and Directors must comply with the Bank Bribery Act and related regulations under which it is illegal for a bank official to corruptly solicit or demand for the benefit of any person or entity (other than Corus) or corruptly accept, accept anything of value from any person or entity, intending to be influenced or rewarded in connection with any business or transaction of Corus.

Corus Employees and Directors may accept business gifts including meals, transportation, accommodations, or entertainment as long as the following criteria is observed: (i) they are unsolicited, (ii) they are non-monetary, (iii) they are provided infrequently, (iv) they do not interfere with the exercise of objective business judgment, (v) they are consistent with any other Corus policies including human resources policies of Corus or its subsidiaries, and (vi) they are consistent with applicable law.  Any gift, gratuity, rebate or other benefit that fails to meet any of the preceding criteria must be rejected.

6.     Payments to Governmental Personnel

The U.S. government has a number of laws and regulations regarding business gratuities, which may be accepted by U.S. governmental personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments may have similar rules.

7.     Corporate Opportunities

Corus Employees and Directors owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises.  Corus Employees and Directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

8.     Confidentiality

In carrying out the Company’s business, Corus Employees and Directors often learn confidential or proprietary information about the Company, its past, present or potential customers, suppliers, shareholders and other employees of the Company.  Such information shall be used solely for banking or corporate purposes and shall not be revealed to any unauthorized person, within or outside of the Company, except when disclosure is authorized or legally mandated.

Confidential or proprietary information of the Company, and of other companies, includes any nonpublic information, whether material or not, that would be harmful to the relevant company or useful or helpful to competitors if disclosed. The obligation to preserve confidential information continues even after employment with the Company terminates.

9.     Honest Competition

The Company has a history of succeeding through honest business competition. The Company seeks competitive advantages through superior performance, never through illegal or unethical business practices. Each Corus Employee and Director should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and other employees.  No Corus Employee or Director may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

10.     Protection and Proper Use of Company Assets

All Corus Employees and Directors should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets, including the Company’s letterhead, must be used only for legitimate business purposes. Any suspected incident of fraud or theft must be immediately reported according to the procedures set in Section 24 below.

11.     Compliance with Laws, Rules and Regulations

All Corus Employees and Directors must comply with all applicable laws, rules and regulations. It is the personal responsibility of each Corus Employee and Director to adhere to the standards and restrictions imposed by these applicable laws, rules and regulations.  Although not all employees are expected to know the details of all of these laws, rules and regulations, it is critical to know enough to determine when to seek advice from managers or other appropriate personnel.

12.     Prohibition Against Insider Trading

It is both illegal and against Company policy for any individual to profit from undisclosed information relating to the Company or any other company. Anyone who is aware of material nonpublic information relating to the Company may not purchase or sell any of the Company’s securities (neither for themselves nor on behalf of others).   Nor may they share this information with anyone else except with those individuals within the Company who have a business purpose for knowing such information. Also, it is against Company policy for any Corus Employee or Director who may have inside or unpublished knowledge about any of our customers or any other company to purchase or sell the securities of those companies.  The conduct discussed in this paragraph is frequently referred to as “insider trading”.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities or to communicate nonpublic information to others.

The concept of “insider” is broad. It includes all officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information meant for the company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations.

“Material information” generally is defined as information for which there is a substantial likelihood that the information would be viewed by a reasonable investor to have significantly altered the “total mix” of information made available.  Information that Corus Employees and Directors should consider material includes, but is not limited to, the following: monthly or quarterly earnings, information concerning significant events, internal accounting and finance reports, changes in asset quality, dividend changes, changes in previously released earnings estimates, litigation, and management developments.

Information is considered to be nonpublic until it has been effectively communicated to the marketplace through Company approved channels.

If Corus Employees or Directors have any question regarding whether or not information is material or nonpublic, they may not purchase or sell the securities on their own behalf or on the behalf of others. Nor may they share this information with anyone else except with those individuals within the Company who have a business purpose for knowing such information. Instead, they must immediately report the matter to the Chief Financial Officer for review. Once the review is concluded the prohibition may be continued or a release may be granted to allow the Corus Employee or Director to trade and/or communicate the information.

Besides the obligation to refrain from trading while in possession of material, nonpublic information, Corus Employees and Directors are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that the Corus Employee or Director was trying to help them make a profit or avoid a loss. Besides being considered a form of insider trading, tipping is, of course, also serious breach of corporate confidentiality. For this reason, Corus Employees and Directors must avoid discussing sensitive information in any place where others may hear such information.

13.     Job-Related Tasks

Corus Employees and Directors are asked to perform many tasks in conjunction with employment with the Company which are governed by Federal and State banking laws and regulations. Any illegal action or misrepresentation that a Corus Employee or Director knowingly commits with regard to job-related tasks can be subject to criminal penalties. Corus Employees and Directors will be held responsible for any illegal actions, fraudulent activity or deceptive practices. Any Corus Employee or Director who becomes aware of any such irregularities is required to report such matters according to the procedures set forth in Section 24 below.

14.     Providing Candor in Dealing with Auditors, Examiners and Legal Counsel

Corus Employees and Directors must respond honestly and candidly when dealing with the Company’s independent and internal auditors, regulators and attorneys.

15.     Outside Employment

Outside employment is discouraged for full-time Corus Employees. The Company reserves the right to prohibit full or part-time Corus Employees from engaging in outside employment where it might subject the Company to criticism or might interfere with their employment at the Company.

Corus Employees must notify the Human Resources Department of any outside employment in which they are presently engaged or desire to accept while employed by the Company on a full or part-time basis. After notification, the Human Resources Department will advise them if there is a potential problem.  Potential problems must be resolved to the satisfaction of the Director of Human Resources as soon as reasonably practical.

Corus Employees and Directors are encouraged to participate in appropriate professional and industry groups and responsible civic organizations, provided such service does not interfere with their duties in the Company. Corus Employees and Directors who are approached directly to serve on outside boards of a profit making organization are required, prior to acceptance, to obtain written approval from the Company’s President.  Corus Employees and Directors will not be allowed to work for competitors as a consultant or board member.

16.     Personal Finances

Because of the nature of the Company’s business, Corus Employees and Directors should exercise good judgment in managing their personal finances. Corus Employees and Directors are strictly prohibited from misuse of any bank account(s)or bank instrument(s).

17.     Discrimination

The diversity of the Company’s employees is a tremendous asset.  We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination of any kind.

18.     Harassment

The Company is committed to providing a workplace free of sexual harassment, intimidation, threats, coercion or discrimination (which includes harassment based on gender, pregnancy, childbirth or related medical conditions).  The Company’s policy is to select, place and work with all employees without harassment, intimidation, threats, coercion or discrimination based on such factors as gender, race, color, religion, national origin, ancestry, age, physical or mental disability, family care status, veteran status, marital status, sexual orientation or any other basis protected by federal, state or local law. The Company strongly disapproves of and will not tolerate harassment of employees by managers, supervisors or co-workers. Similarly, the Company will not tolerate harassment by its employees of non-employees with whom the Company has a business, service or professional relationship.

Harassment includes verbal, physical and visual conduct that creates an intimidating, offensive, or hostile working environment or that interferes with work performance. Such conduct constitutes harassment when (1) submission to conduct is made either an explicit or implicit term or condition of employment; (2) submission to or rejection of the conduct is used as the basis for an employment decision; or (3) the conduct has the purpose or effect of interfering with an employee’s work performance or creates an intimidating, hostile or offensive work environment. Harassing conduct can take many forms and includes, but is not limited to, slurs, jokes, statements, gestures, pictures or cartoons regarding an employee’s gender, race, color, religion, national origin, ancestry, age, physical or mental disability, family care status, veteran status, marital status, sexual orientation or other legally-protected basis.  Sexually harassment includes, but is not limited to, unwelcome conduct such as requests for sexual favors, conversation containing sexual comments, sexually-suggestive objects or pictures and unwelcome sexual advances.

19.     Safe Working Conditions

The Company strives to provide each employee with a safe and healthy work environment. Each Corus Employee and Director has the responsibility for maintaining a safe and healthy workplace including:

a.	Following safety and health rules and practices,

b.	Reporting unsafe practices or work conditions,

c.	Reporting any violent or other threatening behavior, and

d.	Reporting to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

20.     Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

Business records and communications often become public, and exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that may be misunderstood is to be avoided. This applies equally to e-mail, internal memos and normal reports. Records must always be retained or destroyed according to the Company’s record retention policies.

21.     Public Reporting; Special Ethics Obligations for Employees with Financial Reporting Responsibilities

As a public company it is of critical importance that the Company’s disclosures in reports and document that it files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company be full, fair, accurate, timely and understandable. Depending on their position with the Company, Corus Employees and Directors may be called upon to provide information and to take other reasonable actions to assure that the Company’s public reports and communications meet these requirements.  Corus expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The remainder of this Section 21 deals with additional responsibilities of the Chief Executive Officer (the “CEO”) and the “Senior Financial Officers”, which for the Company means the Chief Financial Officer (the “CFO”) and the Chief Accounting Officer (the “CAO”).

In addition to being responsible for complying with the provisions of the Code, the CEO and the Senior Financial Officers are also responsible for complying with the following additional procedures:

A.

The CEO and all Senior Financial Officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each Senior Financial Officer promptly to bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings.

B.

The CEO and each Senior Financial Officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

C.

The CEO and each Senior Financial Officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

D.

The CEO and each Senior Financial Officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of a violation of this Code or of these additional procedures.

E.

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code  or of these additional procedures by the CEO and the Company’s Senior Financial Officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

22.     Waiver of this Code

Any waiver of this Code for executive officers or directors may only be made by the Board of Directors of Corus Bankshares, Inc. or a committee of the Board and will be promptly disclosed as required by law or listing standards, including (if required) by filing a Form 8-K within four business days of the approval of any such waiver.   The Board of Directors of Corus Bank, N.A, may approve waivers of this Code for Corus Employees who are neither executive officers nor directors of Corus Bank N.A.

23.     Questions relating to this Code of Conduct

The Company’s Director of Human Resources is responsible for applying this Code to specific situations in which questions may arise and has the authority to interpret it in any particular situation. Any questions relating to how this Code should be interpreted or applied should be addressed to the Company’s Director of Human Resources.  The Company’s Director of Human Resources shall consult with the President, the CFO, the Audit Committee and/or counsel, as appropriate, in responding to such inquiries.

24.     Reporting a Violation

Corus Employees are encouraged to talk to supervisors, managers or other appropriate personnel about possible illegal or unethical behavior that has occurred and, when in doubt, about the best course of action in a particular situation.

If any Corus Employee is concerned about a violation of this Code or other illegal or unethical conduct by employees, officers or directors of the Company, the Corus employee should contact his or her supervisor the Director of Human Resources, or the Chief Financial Officer.   Although confidentiality will be maintained to the fullest extent possible, Corus Employees who would like to report a violation anonymously should utilize the 800 number or website described later in this Section 24.

The Company will not permit any retaliation for reports made based on a reasonable belief that a violation of a law, rule, regulation or this Code exists.  If you report a violation and in some way also are involved in the violation, the fact that you stepped forward will be considered.

The Director of Human Resources or the Chief Financial Officer, as applicable, will investigate all reports of violations.  Corus Employees should not investigate on their own but should leave such work to the appropriate persons chosen by the Director of Human Resources or the Chief Financial Officer, as appropriate.  If the result of an investigation indicates that corrective action is required, the Company will decide what steps to take, including, when appropriate, legal proceedings and disciplinary action up to and including termination, to rectify the problem and avoid the likelihood of its recurrence.

The Company has contracted with an independent third party to provide a reporting tool that can be used by Corus Employees and Directors to communicate concerns they may have regarding accounting, internal controls, auditing matters or any other violations of this Code.  Corus Employees and Directors can access this reporting tool by either a website or an 800 number.  The website and this 800 numbers shall be made readily available to all Corus Employees and Directors.  In addition, this reporting tool accommodates anonymous and confidential reporting.

The third party forwards all complaints or concerns received through this reporting tool directly to the Audit Committee of the Board of Directors. The Audit Committee will forward the concerns to the appropriate Company official as it deems prudent.  The Human Resources Department will maintain a record of all “closed” reports.

25.     Relationship to Policy Manual

This Code is not a summary of all laws and policies that apply to the Company’s business.  For additional information regarding the Company’s policies, Corus Employees and Directors should refer to the other documents contained in the Company’s confidential and proprietary Human Resources Policy Manual.  Certain policies referred to in this Code are contained in their entirety in the Policy Manual.  This Code is not intended to, and does not in any way constitute, an employment contract or an assurance of continued employment.  The Company does not create any contractual rights by issuing this Code or the Policy Manual.